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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                                   TEFRON LTD.
                                (NAME OF ISSUER)

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                          M87482 10 1 (ORDINARY SHARES)
                                 (CUSIP NUMBER)

                                    AVI RUIMI
                    THE FINANCIAL GROUP INVESTMENT HOUSE LTD.
                                   ALROV TOWER
                               46 ROTHCHILD BLVD.
                             TEL AVIV, 66883, ISRAEL
                                011-972-3-5664080
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 22, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO. M87482 10 1

    1   NAME OF REPORTING PERSONS
        Avi Ruimi
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        ###-##-####

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [X]
                                                          (B) [ ]

    3   SEC USE ONLY

    4   SOURCE OF FUNDS*
        N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

          NUMBER OF        7   SOLE VOTING POWER         18,800 (1)
           SHARES          ---------------------------------------------
         BENEFICIALLY      8   SHARED VOTING POWER       9,743,312 (2)
           OWNED BY        ---------------------------------------------
            EACH           9   SOLE DISPOSITIVE POWER    18,800 (1)
          REPORTING        ---------------------------------------------
         PERSON WITH       10  SHARED DISPOSITIVE POWER  3,770,710 (3)
                           ---------------------------------------------


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,762,112

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        72.7%

   14   TYPE OF REPORTING PERSON*
        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) Represents Tefron Ordinary Shares (defined below) held by Omnia (defined below), an entity wholly-owned by Ruimi (defined below).

(2) Represents (i) 3,770,710 Tefron Ordinary Shares held by Macpell (defined below), in which Condo (defined below) (an entity wholly-owned by Ruimi) holds 25.8% of the issued and outstanding shares of capital stock, and with respect to which Ruimi may be deemed to share voting power due to the Macpell Shareholders' Agreement (defined below), (ii) 1,078,190 Tefron Ordinary Shares held by Arwol (defined below), with respect to which Ruimi may be deemed to share voting power due to the Norfet Agreement (defined below), and (iii) 4,894,412 Tefron Ordinary Shares held by Norfet (defined below), with respect to which Ruimi may be deemed to share voting power due to the Norfet Agreement.

(3) Represents 3,770,710 Tefron Ordinary Shares held by Macpell, in which Condo (an entity wholly-owned by Ruimi) holds 25.8% of the issued and outstanding shares of capital stock, and with respect to which Ruimi may be deemed to share dispositive power due to the Macpell Shareholders' Agreement.


                                       2
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                                  SCHEDULE 13D

CUSIP NO. M87482 10 1

    1   NAME OF REPORTING PERSONS
        Omnia Business Ltd.
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [X]
                                                          (B) [ ]

    3   SEC USE ONLY

    4   SOURCE OF FUNDS*
        N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Panama

           NUMBER OF      7   SOLE VOTING POWER          18,800
            SHARES        ----------------------------------------------
         BENEFICIALLY     8    SHARED VOTING POWER       0
           OWNED BY       ----------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER   18,800
          REPORTING       ----------------------------------------------
         PERSON WITH      10   SHARED DISPOSITIVE POWER  0
                          ----------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        18,800

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.1%

   14   TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP NO. M87482 10 1


    1   NAME OF REPORTING PERSONS
        Condo Overseas Inc.
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [X]
                                                          (B) [ ]

    3   SEC USE ONLY

    4   SOURCE OF FUNDS*
        N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Panama

           NUMBER OF    7     SOLE VOTING POWER          0
            SHARES      ------------------------------------------------
         BENEFICIALLY   8     SHARED VOTING POWER        9,743,312 (1)
          OWNED BY      ------------------------------------------------
            EACH        9     SOLE DISPOSITIVE POWER     0
          REPORTING     ------------------------------------------------
         PERSON WITH    10   SHARED DISPOSITIVE POWER    3,770,710 (2)
                        ------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,743,312

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        72.7%

   14   TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) Represents (i) 3,770,710 Tefron Ordinary Shares held by Macpell, in which Condo holds 25.8% of the issued and outstanding shares of capital stock, and with respect to which Condo may be deemed to share voting power due to the Macpell Shareholders' Agreement, (ii) 1,078,190 Tefron Ordinary Shares held by Arwol, with respect to which Condo may be deemed to share voting power due to the Norfet Agreement, and (iii) 4,894,412 Tefron Ordinary Shares held by Norfet, with respect to which Condo may be deemed to share voting power due to the Norfet Agreement.

(2) Represents 3,770,710 Tefron Ordinary Shares held by Macpell, in which Condo holds 25.8% of the issued and outstanding shares of capital stock, and with respect to which Condo may be deemed to share dispositive power due to the Macpell Shareholders' Agreement.



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                                 AMENDMENT NO. 2
                                       TO
                            STATEMENT ON SCHEDULE 13D
                          PURSUANT TO RULE 13D-1 UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 2 to Statement on Schedule 13D with the Securities and Exchange Commission (the "Commission") with respect to the Ordinary Shares, par value NIS 1.0 per share (the "Tefron Ordinary Shares") of Tefron Ltd. (the "Issuer"). In this Amendment, the undersigned supplement the text of Items 3, 4, 6 and 7, and amend and restate the text of Item 5.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The bank which made the non-recourse bank loan to Condo and Ruimi described herein, which bank loan provided 70% of the funds used to acquire Macpell shares under the Macpell Purchase Agreement, has filed an action against Ruimi and Condo in Israeli court seeking payment of the loan. In the event the bank forecloses on or otherwise gains possession and control of all Macpell shares owned by Condo, then Ruimi and Condo would cease to have beneficial ownership of the Tefron Ordinary Shares owned by Macpell, Arwol and Norfet, Limited Partnership ("Norfet").

ITEM 4. PURPOSE OF TRANSACTION

        On April 22, 2004, the Issuer sold 3,529,412 newly issued Tefron Ordinary Shares to Norfet pursuant to a share purchase agreement dated February 17, 2004 (the "Tefron-Norfet Sale"). The consideration paid by Norfet for such shares was $15 million, subject to possible adjustments.

        In addition, on April 22, 2004 each of Arwol and Macpell sold 682,500 Tefron Ordinary Shares to Norfet (the "Arwol-Macpell-Norfet Sale"). The aggregate consideration paid by Norfet for such shares was $7,559,370, subject to possible adjustments.

        One of the conditions to the consummation of the share purchase agreement between the Issuer and Norfet was that Macpell and Arwol hold beneficially, immediately prior to such consummation, not less than 50% of the issued and outstanding Tefron Ordinary Shares. To comply with such condition, Macpell acquired, from March 13, 2004 through March 31, 2004, an aggregate of 65,000 Tefron Ordinary Shares in open market transactions at a weighted average price per share of $6.06, and Arwol acquired, from March 18, 2004 through March 25, 2004, an aggregate of 65,000 Tefron Ordinary Shares in open market transactions at a weighted average price per share of $6.10.

        The Reporting Persons do not have any representatives on the boards of directors of the Issuer or of Macpell, and Ruimi is not an officer or director of the Issuer or Macpell. The Reporting Persons learned of the Tefron-Norfet Sale and the Arwol-Macpell-Norfet Sale from their review of public documents in Israel and from their review of the Amendment to Schedule 13D filed by Arwol, Wolfson, Riza Holdings Ltd., Rabinowitz and Macpell on May 18, 2004, and the
Schedule 13D filed by Norfet on June 10, 2004. Such public documents represent the only source of information the Reporting Persons have concerning such transactions.


                                       5
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) The responses of the Reporting Persons to Items (11) and (13) of the cover pages of this Schedule 13D which relate to the aggregate number of shares and percentage of Tefron Ordinary Shares beneficially owned are herein incorporated by reference. All of the Tefron Ordinary Shares disclosed in Items
(7) and (9) of the cover pages of this Schedule 13D are owned by Omnia.

    (b) The responses of the Reporting Persons to Items (7) through (10) of the cover pages of this Schedule 13D which relate to the Tefron Ordinary Shares as to which there is power to vote or direct the vote, or power to dispose or direct the disposition, are herein incorporated by reference. All of the Tefron Ordinary Shares disclosed in Items (7) and (9) of the cover page of this
Schedule 13D are owned by Omnia.

    (c) None.

    (d) Arwol, Macpell and Norfet have agreed to formulate a mutually agreeable dividend distribution policy for the Issuer, which policy shall provide for the distribution of an annual amount, net after taxes (including withholding tax), of at least $2 million with respect to calendar year 2004, and at least $4.5 million, effective as of calendar year 2005. Arwol, Macpell and Norfet have agreed to use their best efforts to cause the Issuer to adopt such policy, subject to: (a) the provisions of applicable law (including requirements of the New York Stock Exchange (the "NYSE")); (b) any undertaking and commitment made or to be made towards banks and other creditors; (c) the decision of the Board of Directors of the Issuer, taking into account the Issuer's financial needs, investments and all other relevant aspects.

    (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Tefron Shareholders' Agreement was terminated on September 29, 2002.

        Together with Arwol and Norfet, Macpell is a party to an agreement (the "Norfet Agreement") with respect to the election of directors of the Issuer and restrictions on transfers of Tefron Ordinary Shares owned by such shareholders. Pursuant to the terms of the Norfet Agreement, Arwol, Macpell and Norfet have agreed, among other things, as follows:

        Composition of the Board of Directors. Arwol, Macpell and Norfet agreed to vote all of the Tefron Ordinary Shares owned or controlled by each of them for the election to the Issuer's Board of Directors of: (i) three members (of whom at least one will be a woman, one will qualify as an "independent director" under the NYSE rules, and, subject to applicable law, one will be designated by Norfet who shall be an "external director" (as defined under the Israeli Companies Law)), (ii) three members (of whom at least one will qualify as an independent director and also a financial expert under laws applicable to companies listed on the NYSE, and, subject to applicable law, one will be an external director designated by Arwol and Macpell), and (iii) the Company's chief executive officer.

        Chairman of the Board of the Issuer. Subject to the provisions of applicable law, Arwol, Macpell and Norfet will endeavor to agree, prior to the Issuer's first Annual General Meeting of Shareholders in calendar year 2005 (which shall be be convened by no later than July 31, 2005), on the identity of the Chairman of the Board of Directors to be elected at and serve following such shareholders meeting; provided, however, that in the event they are unable to agree on the identity of the Chairman, each of Norfet, on the one hand, and Macpell and Arwol, on the other hand, will be entitled to designate the Chairman for an 18 month period, provided that Norfet will be the first to exercise such right commencing at the Issuer's first Annual General Meeting of Shareholders in the year 2005.

        Rights of First Offer; Tag-Along. The Norfet Agreement requires Arwol, Macpell and Norfet to offer Tefron Ordinary Shares to the other parties to the Norfet Agreement prior to transferring such Tefron Ordinary Shares to a third party, subject to certain exceptions. The Norfet Agreement also gives each of Arwol, Macpell and Norfet the right to "tag along" on any sale of Tefron Ordinary Shares by the other parties to the Norfet Agreement.

        Drag Along Rights. The Norfet Agreement provides that if any of Arwol, Macpell or Norfet secures a bona fide offer from any third party offeror to purchase all of the Tefron Ordinary Shares then held by such party, in cash or publicly traded securities, at a price per share (adjusted for allocations of dividends, bonus shares, stock splits and other adjustments) of not less than $10 (provided that such price per share shall not be lower than 80% of the average of the closing prices of the Tefron Ordinary Shares on the NYSE over the consecutive 60 trading days immediately preceding such sale), and the offeror conditions its offer on the acquisition of all the Tefron Ordinary Shares held by the other two parties to the Norfet Agreement, such other two parties will be required under certain conditions to sell all of the Tefron Ordinary Shares then held by them to such offeror, at the same price and upon the same terms and conditions as the proposed sale.

        Management Fee. Arwol, Macpell and Norfet agreed in the Norfet Agreement to vote all of the Tefron Ordinary Shares owned or controlled by them in order to cause the Issuer (i) to pay Norfet (or any of its affiliates) certain management fees and (ii) as of the date on which Mr. Arie Wolfson no longer serves as the Chairman of the Issuer's Board of Directors, to pay Mr. Wolfson or his designees certain management fees.

        Term. The term of the Norfet Agreement ends on April 22, 2009. Norfet will cease to have any rights under the Norfet Agreement as of the first date on which it holds less than 10% of the Issuer's issued share capital, and will cease to have any obligation under the Norfet Agreement as of the first date on which Norfet holds less than 5% of the Issuer's issued share capital. Each of Arwol and Macpell will cease to have any rights under such agreements as of the first date in which they hold (in the aggregate) less than 10% of the Issuer's issued share capital, and each of Arwol and Macpell will cease to have any obligation under these agreements as of the first date on which such party holds less than 5% of the Issuer's issued share capital.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       The Reporting Persons file the following exhibit with this Amendment No. 2 to the Statement on Schedule 13D:

        Exhibit 12. Agreement dated as of February 17, 2004 by and among Arwol, Macpell and Norfet with respect to the relationship among the shareholders of the Issuer (the "Norfet Agreement") (included as Exhibit B to the Amendment to
Schedule 13D filed by Arwol Holdings Ltd. on May 18, 2004 and incorporated herein by reference).

        Exhibit 13. Agreement dated as of February 17, 2004 by and among Arwol, Macpell and Norfet with respect to the sale of Tefron Ordinary Shares to Norfet (included as Exhibit C to the Amendment to Schedule 13D filed by Arwol Holdings Ltd. on May 18, 2004 and incorporated herein by reference).



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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 16, 2004
---------------------------------
Date


/s/ AVI RUIMI
---------------------------------
Avi Ruimi


Omnia Business Ltd.

By: /s/ AVI RUIMI
    -----------------------------
    Avi Ruimi, Authorized Officer


Condo Overseas Inc.

By: /s/ AVI RUIMI
    -----------------------------
    Avi Ruimi, Authorized Officer



                                        8